Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule
14a-12 under the Securities Exchange
Act of 1934

Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069

          This filing, which includes a press release issued by TD Bank Financial Group on October 25, 2007, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

          The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, (856) 751-9000.

          The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TD BANK FINANCIAL GROUP ON OCTOBER
25, 2007.

TD Bank Financial Group Comments On Commerce Bancorp’s
Third Quarter Earnings

TORONTO, ON October 25, 2007— In response to inquiries, TD Bank Financial Group (TDBFG) can confirm that Commerce Bancorp’s third quarter earnings announced this morning are in line with its expectations.

Also in response to inquiries, TDBFG would like to confirm that it was aware of a pending investigation by the Securities and Exchange Commission (SEC) prior to announcing the proposed acquisition of Commerce on October 2, 2007.

About TD Bank Financial Group The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as at July 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

Additional Information
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000.

The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.”

For more information, please contact:

Neil Parmenter
Corporate Communications
416-982-4285

Tim Thompson
Investor Relations
416-982-6346